Mail Stop 3561

July 8, 2009

Via Fax & U.S. Mail

Mr. Boyd E. Hoback
President and Chief Executive Officer
Good Times Restaurants, Inc.
601 Corporate Circle
Golden, Colorado 80401

> **Re:** **Good Times Restaurants, Inc.**
> **Form 10-K for the year ended September 30, 2008**
> **Filed December 29, 2008**
> **File No. 0-18590**

Dear Mr. Hoback:

We have reviewed your response letter dated June 15, 2009 and have the following additional comments. Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management Discussion and Analysis, and Consolidated Balance Sheets

1. We have reviewed your response to our prior comment number 1 but do not believe that your response addressed all of the concerns raised in our prior comment. As previously requested, please provide us with a copy of your most recent impairment analysis with regard to the long-lived assets at your various restaurant properties. This impairment analysis should be accompanied by narrative disclosures explaining the significant assumptions used in preparing the impairment analysis along with managements basis or rationale for the assumptions used.

2. In addition, we note from your response to our prior comment that you have projected

restaurant sales to increase 3% annually for periods subsequent to fiscal 2009 for purposes of your impairment analysis. Please explain why you believe it is appropriate to assume your restaurant sales will increase by 3% in periods subsequent to the current period, given that your same store restaurant sales declined by 14.5% during the six months ended March 31, 2009 as compared to the comparable period of the prior year. We may have further comment upon receipt of your response.

You may contact Effie Simpson at (202) 551-3346, or the undersigned at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Ms. Susan M. Knutson, Controller
(303) 273-0177